SCHEDULE 13G


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                               INSMED INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   457669 20 8
          ------------------------------------------------------------
                                 (CUSIP Number)

                                 MARCH 15, 2005
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

                  [ ] RULE 13d-1(b)

                  [X] RULE 13d-1(c)

                  [ ] RULE 13d-1(d)

         *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT, BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                               Page 1 of 10 Pages

CUSIP NO. 457889 20 8

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Felix J. Baker
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) |_|
        (SEE INSTRUCTIONS)                                               (B) |X|

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                      -0-
     NUMBER OF            ------------------------------------------------------
      SHARES               6    SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                         4,937,704
       EACH               ------------------------------------------------------
     REPORTING             7    SOLE DISPOSITIVE POWER
      PERSON
       WITH                           -0-
                          ------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                      4,937,704
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,937,704
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                   |_|
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            9.9%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

--------------------------------------------------------------------------------

                               Page 2 of 10 Pages

CUSIP NO.  457669 20 8

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Julian C. Baker
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A) |_|
        (SEE INSTRUCTIONS)                                               (B) |X|

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                      -0-
     NUMBER OF            ------------------------------------------------------
      SHARES               6    SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY                         4,937,704
       EACH               ------------------------------------------------------
     REPORTING             7    SOLE DISPOSITIVE POWER
      PERSON
       WITH                           -0-
                          ------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                      4,937,704
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,937,704
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                   |_|
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            9.9%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

--------------------------------------------------------------------------------

                               Page 3 of 10 Pages

ITEM 1(a)      NAME OF ISSUER:

               Insmed Incorporated

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               4851 Lake Brook Drive
               Glen Allen, Virginia 23060

ITEM 2(a)      NAME OF PERSON FILING:

         This Schedule 13G is being filed jointly by Felix J. Baker and Julian
C. Baker (the "Reporting Persons").

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Name                             Business Address
                  ----                             ----------------

               Felix J. Baker                      667 Madison Avenue
                                                   New York, NY 10021

               Julian C. Baker                     667 Madison Avenue
                                                   New York, NY 10021
ITEM 2(c)      CITIZENSHIP:

               Each of the Reporting Persons is a United States citizen.

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $0.01 per share

ITEM 2(e)      CUSIP NUMBER:

               457889 20 8

ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR (c),
               CHECK WHETHER THE PERSON FILING IS A:   N/A

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange
Act;

         (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act;

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act;

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940;

         (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);

                               Page 4 of 10 Pages

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.       OWNERSHIP.

         Set forth below is the number of shares of Common Stock, shares that may be acquired upon exercise of Warrants and 5.5% Senior Convertible Notes due 2008-2010 held as of the date hereof by each of the following.

                                                                     Senior
Name                                Common Stock    Warrants    Convertible Notes
----------------------------------  ------------  ------------  -----------------
Baker/Tisch Investments, L.P.                0         99,806       $  235,000
Baker Bros. Investments, L.P.            2,225        103,628       $  244,000
Baker Bros. Investments II, L.P.         2,130              0       $        0
Baker Biotech Fund I, L.P.              21,791      1,024,401       $2,412,000
Baker Biotech Fund II, L.P.             19,966        938,185       $2,209,000
Baker Biotech Fund II (Z), L.P.          2,788              0       $        0
Baker Biotech Fund III, L.P.                 0        806,949       $1,900,000
----------------------------------  ------------  ------------  -----------------

              By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Felix J. Baker and Julian C. Baker may each be deemed to be beneficial owners of securities owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities. However, Section 6(g)(1) of each of the 5.5% Senior Convertible Notes provides that:

                  "Notwithstanding anything to the contrary contained herein, the number of shares of Common Stock that may be acquired by the Holder upon conversion of


                               Page 5 of 10 Pages
          this Note at any time shall not exceed a number that, when added to the total number of shares of Common Stock deemed beneficially owned by the Holder (other than by virtue of the ownership of securities or rights to acquire securities that have limitations on the Holder's right to convert, exercise or purchase similar to the limitation set forth herein (the 'Excluded Shares'), together with all shares of Common Stock deemed beneficially owned at such time (other than by virtue of the ownership of the Excluded Shares) by Persons whose beneficial ownership of Common Stock would be aggregated with the beneficial ownership by the Holder for purposes of determining whether a group exists or for purposes of determining the Holder's beneficial ownership (the 'Aggregation Parties'), in either such case for purposes of Section 13(d) of the 1934 Act and Regulation 13D-G thereunder (including, without limitation, as the same is made applicable to Section 16 of the 1934 Act and the rules promulgated thereunder), would result in beneficial ownership by the Holder or such group of more than 9.9% of the shares of Common Stock for purposes of Section 16 of the 1934 Act and the rules promulgated thereunder (as the same may be modified by the Holder as provided herein, the 'Restricted Ownership Percentage'). The Holder shall have the right at any time and from time to time to reduce its Restricted Ownership Percentage immediately upon notice to the Company in the event and only to the extent that Section 16 of the 1934 Act or the rules promulgated thereunder (or any successor statute or rules) is changed to reduce the beneficial ownership percentage threshold thereunder to a percentage less than 10%. If at any time the limits in this Section 6(g) make this Note inconvertible in whole or in part, the Company shall not by reason thereof be relieved of its obligation to issue shares of Common Stock at any time or from time to time thereafter but prior to the Final Maturity Date upon conversion of this Note as and when shares of Common Stock may be issued in compliance with such restrictions."

                  Similarly, Section 2(c)(1) of each of the Warrants provides that:

                  "Notwithstanding anything to the contrary contained herein, the number of shares of Common Stock that may be acquired by the Holder upon exercise pursuant to the terms hereof at any time shall not exceed a number that, when added to the total number of shares of Common Stock deemed beneficially owned by the Holder (other than by virtue of the ownership of securities or rights to acquire securities that have limitations on the Holder's right to convert, exercise or purchase similar to the limitation set forth herein (the 'Excluded Shares'), together with all shares of Common Stock deemed beneficially owned at such time (other than by virtue of the ownership of the Excluded Shares) by Persons whose beneficial ownership of Common Stock would be aggregated with the beneficial ownership by the Holder for purposes of determining whether a group exists or for purposes of determining the Holder's beneficial ownership (the 'Aggregation Parties'), in either such case for purposes of Section 13(d) of the 1934 Act and Regulation 13D-G thereunder (including, without limitation, as the same is made applicable to Section 16 of the 1934 Act and the rules promulgated thereunder), would result in beneficial ownership by the Holder or such group of more than 9.9% of the shares of Common Stock for purposes of
         Section 16 of the


                               Page 6 of 10 Pages

          1934 Act and the rules promulgated thereunder (as the same may be modified by the Holder as provided herein, the 'Restricted Ownership Percentage'). The Holder shall have the right at any time and from time to time to reduce its Restricted Ownership Percentage immediately upon notice to the Company in the event and only to the extent that
          Section 16 of the 1934 Act or the rules promulgated thereunder (or any successor statute or rules) is changed to reduce the beneficial ownership percentage threshold thereunder to a percentage less than 10%. If at any time the limits in this Section 2(c) make this Warrant unexercisable in whole or in part, the Company shall not by reason thereof be relieved of its obligation to issue shares of Common Stock at any time or from time to time thereafter but prior to the Expiration Date upon exercise of this Warrant as and when shares of Common Stock may be issued in compliance with such restrictions."

              Accordingly, as long as Felix J. Baker and Julian C. Baker may be deemed to be beneficial owners of the securities owned by the entities listed above, the conversion and exercise rights of these entities will be limited so that the maximum number of shares that all the entities can own together in the aggregate will not exceed 9.9% of the shares of Common Stock that would be outstanding after giving effect to such conversion or exercise. Until such Notes and Warrants are actually converted or exercised, it will not be possible to determine how many shares will actually be owned by the particular entities listed above or what percentage of the shares that are then outstanding such numbers of shares will represent. As of the date hereof, if all such Notes and Warrants were converted and/or exercised, the maximum number of shares that could be owned by all such entities would be 4,937,704 shares.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              The entities listed in Item 4 above are investment funds the investors in which have the right to receive dividends, interest and the proceeds of sale of securities owned by such funds.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

              N/A

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              N/A


                               Page 7 of 10 Pages

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              N/A

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.











                               Page 8 of 10 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

March 24, 2005

                                               /s/ Felix J. Baker
                                              ----------------------------------
                                               Felix J. Baker


                                               /s/ Julian C. Baker
                                              ----------------------------------
                                               Julian C. Baker





                               Page 9 of 10 Pages

                                    AGREEMENT


                  In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13G relating to the Common Stock of ViroPharma Incorporated is being filed with the Securities and Exchange Commission on behalf of each of them.

March 24, 2005



                                               /s/ Felix J. Baker
                                              ----------------------------------
                                               Felix J. Baker


                                               /s/ Julian C. Baker
                                              ----------------------------------
                                               Julian C. Baker





                               Page 10 of 10 Pages